Exhibit 99.1

Notice of Annual General Meeting of Shareholders
To be Held on September 21, 2015

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Monday, September 21, 2015 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to re-elect Yuval Cohen and Roy Saar as Class II directors to serve until the 2018 annual meeting of shareholders;

(2)	as required by Israeli law, to adopt an amended D&O Indemnification Agreement; and

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 13, 2015.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 13, 2015, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 13, 2015, or which appears in the participant listing of a securities depository on that date, you may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

Our Board recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders will also be able to review the proxy statement at the “Investor Relations” portion of our website, www.wix.com or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EST on September 20, 2015 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

August 6, 2015

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors